
12014047


SEC MAIL
RECEIVED
PROCESSING
FEB 29 2012
WASH. D.C.
SECTION

#KW
3/12

SEC FILE NUMBER
8-29616

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 There under

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

Seminole Financial

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 East 59th Street
(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Battaglia (212) 294- 7898
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

5 Times Square	New York	New York	10036-6530
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e) (2).*

SEC 1410 (06-02)

AFFIRMATION

I, Thomas Battaglia, affirm that, to the best of my knowledge and belief, the accompanying statement of financial position pertaining to Seminole Financial (the "Partnership"), as of December 31, 2011, is true and correct. I further affirm that neither the Partnership, nor any partner, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer

Notary Public

Heidi M. Castro
Notary Public, State of New York
01CA6094353
Qualified in New York County
Commission Expires
6/16/15



STATEMENT OF FINANCIAL CONDITION

Seminole Financial
December 31, 2011
with Report of Independent
Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

SEMINOLE FINANCIAL

TABLE OF CONTENTS

This report ** contains (check all applicable boxes): **Page**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e) (3).



Ernst & Young LLP
5 Times Square
New York, NY 10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350

Report of Independent Registered Public Accounting Firm

To the Partners of
Seminole Financial

We have audited the accompanying statement of financial condition of Seminole Financial (the "Partnership") as of December 31, 2011. The statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Partnership's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Seminole Financial at December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

February 27, 2012

Seminole Financial

Statement of Financial Condition

December 31, 2011
(In Thousands)

Assets		
Cash and cash equivalents	$	4,472
Receivables from related broker-dealers		1,407
Receivables from related parties		89
Fixed assets, net		41
Other assets		142
Total assets	$	6,151
Liabilities and partners' capital		
Accrued compensation	$	119
Payables to broker-dealers		33
Payables to related parties		150
Accounts payable, accrued and other liabilities		19
Total liabilities		321
Partners' capital		5,830
Total liabilities and partners' capital	$	6,151

See notes to the statement of financial condition.

1. General and Summary of Significant Accounting Policies

Seminole Financial (the "Partnership") is a registered broker-dealer with the Securities Exchange Commission. The Partnership is a general partnership organized under the laws of the State of New York, with operations solely in the State of Florida. The Partnership is owned by Seminole Trading Holdings I, LLC, a limited partner (99%) and Seminole Trading Holdings II, LLC a general partner (1%), both of which are indirectly owned by BGC Partners, Inc. (collectively with its subsidiaries "BGC"), which is a subsidiary of Cantor Fitzgerald, L.P. (collectively with its affiliates "Cantor"). The Partnership is engaged in the inter-dealer brokerage of various fixed income securities.

Use of Estimates

The statement of financial condition is prepared in conformity with accounting principles generally accepted in the United States, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities in the statement of financial condition. Management believes that the estimates utilized in preparing the statement of financial condition are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in this statement of financial condition.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered security. Principal transaction revenues are recognized on a trade date basis. Positions held as part of a principal transaction are marked to market on a daily basis.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with original maturity dates of 90 days or less at the date of acquisition, other than those used for trading purposes, to be cash equivalents.

1. General and Summary of Significant Accounting Policies (continued)

Fixed Assets, Net

Fixed assets are recorded at cost, net of accumulated depreciation. Depreciation is calculated over the estimated economic useful lives, generally three to five years, using the straight-line method. Leasehold improvements are depreciated over the shorter of their estimated economic useful life or the remaining lease term.

Income Taxes

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a general partnership is allocated to each partner based upon their ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for their allocated share of taxable income or loss.

The Partnership applied FASB guidance on *Accounting for Uncertainty in Income Taxes* and is not required to provide for any uncertain tax positions and related interest and penalties based on management assessments as of December 31, 2011.

New Accounting Pronouncements

In December 2011, the FASB issued guidance on *Disclosures about Offsetting Assets and Liabilities*, which will require entities to disclose information about offsetting and related arrangements to enable users of the statement of financial condition to evaluate the potential effect of netting arrangements on an entity's financial position, including the potential effect of rights of set-off. This FASB guidance is effective for interim and annual reporting periods beginning on or after January 1, 2013. The adoption of this FASB guidance is not expected to have a material impact on the Partnership's statement of financial condition.

(In Thousands)

2. Related Party Transactions

Administrative Services

Cantor provides the Partnership with administrative services and other support for which they charge the Partnership based on the cost of providing such services. Such support includes allocations for accounting, operations, human resources, legal and technology services. Additionally, Cantor provides clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, Cantor collects the principal transaction revenue and remits to the Partnership on a monthly basis. Cantor also charges the Partnership for the utilization of fixed assets for which they charge the Partnership based on the cost of providing such services.

Receivables from and Payables to Related Broker-Dealers

Receivables from related broker-dealers of $1,407 primarily relate to principal transaction revenue not yet remitted to the Partnership as of December 31, 2011 from Cantor.

3. Fixed Assets, Net

Fixed assets consisted of the following:

	December 31, 2011
Leasehold improvements	$ 123
Furniture and fixtures	42
Computer and communications equipment	41
	206
Less: accumulated depreciation and amortization	165
Fixed assets, net	$ 41

(In Thousands)

4. Regulatory Capital Requirements

As a registered broker-dealer, the Partnership is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100 or requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011 the Partnership had net capital of $5,468, which was $5,368 in excess of its required net capital.

5. Income Taxes

The Partnership has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of December 31, 2011.

As of December 31, 2011 the Partnership did not accrue any interest or penalties. Although the Partnership is not currently under examination by the federal, state or local income tax authorities, tax years ended in Dec 31, 2008, 2009, and 2010 are open to adjustments by such income tax authorities.

6. Commitments, Contingencies and Guarantees

Operating Leases

The Partnership is obligated for minimum rental payments under a non-cancelable operating lease for office space, expiring on June 30, 2012.

The remaining minimum lease payment under this lease at December 31, 2011 is $24 for 2012.

Legal Matters

In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any of such actions may result in judgments, settlements, fines, penalties, injunctions or other relief. As of December 31, 2011, no such claims or actions have been brought against the Partnership and therefore no reserves were recorded.

6. Commitments, Contingencies and Guarantees (continued)

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, legal reserves are adjusted when additional information becomes available or when an event occurs requiring a change.

Risk and Uncertainties

The Partnership generates revenues by providing securities trading and brokerage services to institutional customers and by executing transactions for institutional counterparties. Revenues for these services are transaction based. As a result, the Partnership's revenues could vary based on the transaction volume of global financial markets.

7. Financial Instruments and Off-Balance Sheet Risk

Credit risk arises from the possibility that counterparty to a transaction might fail to perform according to the terms of the contract, which could result in the Partnership incurring losses. As a securities broker-dealer, the Partnership is engaged in various securities trading and brokerage activities, servicing a diverse group of domestic and foreign corporations, and institutional investors. The Partnership's exposure to the risk of incurring losses associated with the non-performance of these counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair the counterparties' ability to satisfy their obligations to the Partnership.

The Partnership monitors counterparty activity daily and does not anticipate non-performance by counterparties. The Partnership has a policy of periodically reviewing the credit worthiness of each counterparty with which it conducts business.

8. Subsequent Events

The Partnership has evaluated subsequent events through the date the statement of financial condition was available to be issued. There have been no material subsequent events that would require recognition in the statement of financial condition or disclosure in the notes to the statement of financial condition.

Ernst & Young LLP

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